April 20, 2021
Securities and Exchange Commission         VIA EDGAR and EMAIL
Disclosure Review and Accounting Office
Attn: Alberto H. Zapata
100 “F” Street NE
Washington, D.C. 20549-8629
Re: Symetra Life Insurance Company Symetra Trek Frontier
Initial Registration Statement on Form S-1 (Filing No: 333-253082)
Response to Comments
Dear Mr. Zapata:

Symetra Life Insurance Company (“Symetra Life”) received the Commission staff’s April 13, 2021 oral comments to the above referenced filing on Form S-1. The following are the staff’s comments in bold followed by Symetra Life’s response to those comments. This responsive letter has been filed on EDGAR for the above-referenced filing.

1.    Facing Sheet

Please add the Subject to Completion legend per Item 501(b)(10) of Reg S-K.

•The Subject to Completion legend per Item 501(b)(1) of Reg. S-K is not applicable to this filing.

2.    Cover Pages

a.Please move the twelfth paragraph of the Cover Page so that it appears after the ninth paragraph of the Cover Page.

•The twelfth paragraph of the Cover Page has been moved so that it now appears after the ninth paragraph of the Cover Page.

b.The registrant states that transfers between the Indexed Accounts, or between the Indexed Accounts and the Fixed Account, are effected only at the end of an Interest Term unless the Return Lock feature has been exercised. Please provide further disclosure on the cover page concerning how the Return Lock feature affects transfers and withdrawals.

•Symetra has added the following language in the Cover Page section regarding the Return Lock feature:

Transfers between the Indexed Accounts, or between the Indexed Accounts and the Fixed Account, are effected only at the end of an Interest Term or, if the Return Lock feature has been exercised, at the end of the Interest Term Year. Withdrawals may be effected at any time prior to annuitization, regardless of whether the Return Lock feature has been exercised, although withdrawals may be subject to a surrender charge.

Please note that transfers and withdrawals are described in detail later in the prospectus.

3.    Defined Terms

Separate Account. Please provide more context in this definition about how Symetra Separate Account RINA relates to the Contract being offered in this prospectus.

•Symetra has added language to the definition of Separate Account. The definition now reads as:

Alberto H. Zapata
Securities and Exchange Commission
April 20, 2021

Any reference to the Separate Account in this prospectus includes both Symetra Separate Account RINA and Symetra Separate Account RITX, unless otherwise noted. If your Contract was issued in a state other than Alaska, Texas or Washington, any assets allocated to the Indexed Accounts are allocated to Symetra Separate Account RINA, which we established under the laws of Iowa. Assets in Separate Account RINA are part of Symetra’s General Account and are chargeable with the claims of any of our contract owners as well as our creditors and are subject to the liabilities arising from any of our other business. If your Contract was issued in Alaska, Texas or Washington, any assets allocated to the Indexed Accounts are allocated to Symetra Separate Account RITX, which we established under the laws of Iowa. Assets in Symetra Separate Account RITX are not part of Symetra’s General Account and are not subject to our creditors. Neither Symetra Separate Account RINA nor Symetra Separate Account RITX are registered under the Investment Company Act of 1940, as amended.

4.    Summary (p. 4)

a.Provide more discussion in the summary explaining the differences between Symetra Separate Account RINA and Symetra Separate Account RITX and how they relate to the Contract. Clarify for investors under which securities laws these separate accounts are registered with the Commission, if at all.

•Symetra has added language to this discussion in the summary. The section now reads as:

What is the separate account? Assets allocated to the Indexed Accounts of the Contracts are placed in one of two separate accounts. For Contracts issued in states other than Texas, Alaska or Washington this separate account is Symetra Separate Account RINA, an unregistered, non-unitized, and non-insulated separate account. Symetra Separate Account RINA is not registered under the Investment Company Act of 1940, as amended. All of the assets of this separate account are chargeable with the claims of any of our contract owners as well as our creditors and are subject to the liabilities arising from any of our other business. For Contracts issued in Texas, Alaska, and Washington, all assets that you allocate to the Indexed Accounts are placed in Symetra Separate Account RITX, an unregistered, non-unitized, insulated separate account. This separate account is not registered under the Investment Company Act of 1940, as amended, and is only available for persons purchasing a Contract in certain states. Unlike Symetra Separate Account RINA, the assets in Symetra Separate Account RITX equal to the reserves and other contract liabilities are insulated from the claims of our creditors.

b.    How do withdrawals affect my Fixed Account Value and Indexed Account Values? Please disclose the fact that early withdrawals can result in a loss of principal even if the index performance has been positive due to adjustments and charges that are imposed when amounts are withdrawn either before the end of a surrender charge period or at the end of an index term.

•Symetra has added the following disclosure to the Summary section:

Overall, withdrawals may result in a loss of principal due to adjustments and charges that may be imposed even if Index performance has been positive.

5.    Return Lock Feature (p. 20)

a.    Please put the second sentence of the first bullet concerning the Return Lock feature in bold typeface.

•This sentence now appears in bold typeface.

b.    Please move the text associated with the eighth bullet under important considerations related to the Return Lock feature so that it appears as the first bullet in the list.

•The eighth bullet under important considerations related to the Return Lock feature now appears as the first bullet in the list.

Alberto H. Zapata
Securities and Exchange Commission
April 20, 2021

6. Repetitive Withdrawals (A Form of Systematic Partial Withdrawals) (p. 24)

Clarify the difference between the terms “repetitive withdrawals” and “systematic partial withdrawals.”

•The phrase, “(A Form of Systematic Partial Withdrawals)” has been deleted from this heading and the term “systematic partial withdrawals” has been deleted from the prospectus. The removal of this phrase did not trigger additional changes to the registration statement.

7.    Information on Symetra Life Insurance Company (p. 38)

Please include the information required by Item 11 of Form S-1 including information covering executive compensation and management discussion and analysis. If any such information is not to be included, provide an explanation in response to this comment detailing why such information need not be provided.

•Information required by Item 11 of Form S-1 including information about executive compensation and management discussion and analysis will be included in our next pre-effective amendment.

8.    Incorporation by Reference

Please confirm that the registrant does not intend to incorporate information by reference. If so, please provide the disclosure required under Item 12 of Form S-1.

•The registrant does not intend to incorporate information by reference.

9.    Exhibits

Please create hyperlinks for all exhibits included Part II of the registration statement in accord with rule 411 under the Securities Act.

•These hyperlinks have been created for the exhibits included in Part II of the registration statement.

Please contact me at 515-471-8159 or at Darlene.chandler@symetra.com to discuss this response at your earliest convenience. Thank you in advance for your assistance in this matter.

Sincerely,

/s/ Darlene K. Chandler
Darlene K. Chandler
Senior Vice President and Associate General Counsel
Symetra Life Insurance Company
Darlene.chandler@symetra.com
(515) 471-8159 Phone

cc:     Jacqueline M. Veneziani, General Counsel, Symetra Life Insurance Company
Dodie Kent, Eversheds Sutherland (US) LLP